Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION
IN RELATION TO DISPOSAL OF
INTEREST IN CONSUMER PRODUCTS BUSINESSES

On December 7, 2023, the Seller (a wholly-owned subsidiary of the Company) and HWCL (an indirect subsidiary of CK Hutchison) entered into the Share Sale and Purchase Agreement relating to the disposal by the Seller of its interest in the Consumer Products Businesses for an aggregate purchase price of HK$39.8 million (US$5.1 million).

Closing of the Disposal took place on the date of the Share Sale and Purchase Agreement.

REASONS FOR, AND BENEFITS OF, THE DISPOSAL

As the core business of the Group is the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases, the disposal by the Seller of its interest in the Consumer Products Businesses will allow the Group to focus resources on its core business areas.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, Hutchison Healthcare Holdings Limited holds approximately 38.16% of the shares in the Company. As HWCL is the holding company of Hutchison Healthcare Holdings Limited, HWCL is a connected person of the Company, and the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one of the applicable percentage ratios (namely, the profits ratio) in respect of the Disposal exceeds 5% but all are less than 25%, the Disposal constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Disposal exceed 0.1% but all (other than the profits ratio) are less than 5%, the Disposal is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

A.	INTRODUCTION

On December 7, 2023, the Seller (a wholly-owned subsidiary of the Company) and HWCL (an indirect subsidiary of CK Hutchison) entered into the Share Sale and Purchase Agreement relating to the disposal by the Seller of the Consumer Products Businesses.

B.	THE SHARE SALE AND PURCHASE AGREEMENT

The principal terms of the Share Sale and Purchase Agreement are set out below:

Date

December 7, 2023

Parties

(i)	the Seller (as seller); and

(ii)	HWCL (as purchaser).

Subject Matter

The Seller agreed to sell, and HWCL agreed to purchase, all of the shares in (i) HOIHL, which indirectly holds the Company’s 50% interest in its consolidated joint venture, Hutchison Hain Organic (Hong Kong) Limited, and (ii) HCPHL, which holds the Company’s interest in its indirect wholly-owned subsidiary, HUTCHMED Science Nutrition Limited, each of which is principally engaged in wholesale and trading of healthcare and consumer products.

Consideration

The aggregate purchase price for the Sale Shares is HK$39.8 million (US$5.1 million) and is payable in cash by HWCL.  The purchase price was determined after arm’s length negotiations between the parties with reference to the Seller’s share of the aggregate net asset value of HOIHL and HCPHL as at October 31, 2023. The aggregate purchase price was paid by HWCL at closing of the Disposal.

Closing

Closing of the Disposal took place on the date of the Share Sale and Purchase Agreement.

Immediately before the closing of the Disposal, HOIHL and HCPHL were indirect wholly-owned subsidiaries of the Company.  Upon closing of the Disposal:

(a)	HOIHL and its subsidiaries (including Hutchison Hain Organic (Hong Kong) Limited) and HCPHL and its subsidiary (being HUTCHMED Science Nutrition Limited) ceased to be subsidiaries of the Company;

(b)

the existing framework products supply and marketing services agreement entered into between the Company and A.S. Watson (an indirect subsidiary of CK Hutchison) relating to the supply of products by the Group to A.S. Watson Group and the associated provision of marketing services and product labelling services by A.S. Watson Group to the Group will be terminated; and

(c)	the existing products supply agreement entered into between an indirect subsidiary of HOIHL and Hain Celestial remains in effect but no longer constitutes transactions of the Group.

C.	REASONS FOR, AND BENEFITS OF, THE DISPOSAL

As the core business of the Group is the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases, the disposal by the Seller of its interest in the Consumer Products Businesses will allow the Group to focus resources on its core business areas.

The Directors (including independent non-executive Directors) consider that the Disposal is on normal commercial terms and in the ordinary and usual course of business of the Group and the terms of the Share Sale and Purchase Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company expects to record a gain on disposal of approximately US$0.1 million based on the difference between the aggregate purchase price for the Sale Shares and the Seller’s share of the net asset values of HOIHL and HCPHL. The actual gain to be recorded by the Company is subject to audit, and therefore may vary from the amount mentioned above. The Company intends to use the proceeds from the Disposal in its core business of discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.

While none of the Directors has any material interest in the Disposal, Mr TO Chi Keung, Simon, Dr Dan ELDAR and Ms Edith SHIH who are also directors of CK Hutchison, HWCL or CK Hutchison’s related companies voluntarily abstained from voting on the board resolutions of the Company approving the Disposal.

D.	IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, Hutchison Healthcare Holdings Limited holds approximately 38.16% of the shares in the Company. As HWCL is the holding company of Hutchison Healthcare Holdings Limited, HWCL is a connected person of the Company, and the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one of the applicable percentage ratios (namely, the profits ratio) in respect of the Disposal exceeds 5% but all are less than 25%, the Disposal constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Disposal exceed 0.1% but all (other than the profits ratio) are less than 5%, the Disposal is subject to the reporting and announcement requirements but is exempt from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

E.	INFORMATION ON THE PARTIES, HOIHL AND HCPHL

(1)	The Company

The Company is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the centre of which is a team of about 1,800 in oncology/immunology. Since inception, it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S..

(2)	HWCL

HWCL is a subsidiary of CK Hutchison and is actively engaged in a number of ventures and other activities in mainland China, Hong Kong and the United Kingdom. These investments include the provision of aircraft management, maintenance and engineering, the manufacture and sale of household and industrial detergent products, the distribution of consumer goods, the provision of logistics services and the operation of a rice farm and rice trading.

(3)	HOIHL

HOIHL is an investment holding company which holds the 50% interest of the Company in its consolidated joint venture, Hutchison Hain Organic (Hong Kong) Limited, which is principally engaged in wholesale and trading of healthcare and consumer products.

Based on the unaudited consolidated financial statements of HOIHL prepared in accordance with International Financial Reporting Standards, the unaudited net profits before and after taxation of HOIHL for the two years ended December 31, 2021 and 2022 are:

	(unaudited) For the year ended December 31,
	2021	2022
	(in US$’000)
Net profit before taxation	1,931	1,109
Net profit after taxation	1,623	971

The unaudited consolidated net asset value of HOIHL as at October 31, 2023 was approximately US$9.2 million.

(4)	HCPHL

HCPHL is an investment holding company which holds the 100% interest of the Company in HUTCHMED Science Nutrition Limited, which is principally engaged in wholesale and trading of healthcare and consumer products.

Based on the unaudited consolidated financial statements of HCPHL prepared in accordance with International Financial Reporting Standards, the unaudited net profits before and after taxation of HCPHL for the two years ended December 31, 2021 and 2022 are:

	(unaudited) For the year ended December 31,
	2021	2022
	(in US$’000)
Net profit before taxation	177	1,160
Net profit after taxation	182	972

The unaudited consolidated net asset value of HCPHL as at October 31, 2023 was approximately US$0.5 million.

F.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A.S. Watson”	A.S. Watson Holdings Limited, a company incorporated in the Cayman Islands and an indirect subsidiary of CK Hutchison

“A.S. Watson Group”	A.S. Watson and its subsidiaries

“CK Hutchison”	CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1)

“Company”

HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 13), the AIM market of the London Stock Exchange (stock code: HCM) and in the form of American depositary shares on the NASDAQ Global Select Market (ticker symbol: HCM)

“Consumer Products Businesses”

the 100% interest of the Company in HOIHL (through which the Company indirectly holds its 50% interest in Hutchison Hain Organic (Hong Kong) Limited) and the 100% interest of the Company in HCPHL (through which the Company indirectly holds its 100% interest in HUTCHMED Science Nutrition Limited)

“Directors”	the directors of the Company

“Disposal”	the disposal of all of the shares in HOIHL and HCPHL by the Seller to HWCL pursuant to the Share Sale and Purchase Agreement

“Group”	the Company and its subsidiaries

“Hain Celestial”	The Hain Celestial Group, Inc., a company incorporated under the laws of the State of Delaware, which indirectly holds 50% interest in Hutchison Hain Organic (Hong Kong) Limited

“HCPHL”	HUTCHMED Consumer Products Holdings Limited, a company incorporated in the British Virgin Islands with limited liability

“HK$”	Hong Kong dollar, the lawful currency of Hong Kong

“HOIHL”	Hutchison Organic Investment Holdings Limited, a company incorporated in the British Virgin Islands with limited liability

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HWCL”	Hutchison Whampoa (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect subsidiary of CK Hutchison

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended and supplemented from time to time)

“Sale Shares”	all of the issued shares in each of HOIHL and HCPHL

“Share Sale and Purchase Agreement”	the share sale and purchase agreement dated December 7, 2023 entered into between the Seller and HWCL in relation to the Disposal

“Seller”	HUTCHMED Group Investment Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company

“Shareholder(s)”	the holders of the shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	US dollars, the lawful currency of the United States of America

“%”	per cent.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S.. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations as to the intended use of proceeds. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other thing, the impact of the COVID-19 on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, December 7, 2023

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr TO Chi Keung, Simon (Chairman) Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)	Non-executive Directors: Dr Dan ELDAR Ms Edith SHIH Ms Ling YANG Independent Non-executive Directors: Mr Paul Rutherford CARTER (Senior Independent Director) Mr Graeme Allan JACK Professor MOK Shu Kam, Tony